CTDC Completes the Purchase of Manufacturing Plant for PV Solar Thin Film Base Plate

HONG KONG, December 13, 2007 — China Technology Development Group Corporation (NasdaqCM: CTDC, “the Company” or “CTDC”), a provider of renewable energy solutions and applications focusing in solar energy, today announced that it has completed the purchase from China Biotech Holdings Limited (“China Biotech”) of the plant located at China Merchants Zhangzhou Development Zone (“CMDZ”) in China for manufacturing PV solar thin film base plates.

The Company expects to complete the installation of the showcase production line by January of 2008 and to be operational in late 1st quarter to early 2nd quarter of 2008. The plant facility is expected to accommodate 4-6 production lines in 2008 with an annual production capacity of approximately 300,000 to 400,000 base plates. The Company will announce additional details of its production plans and products at a later date.

This five-storey plant, with a total area of 129,000sq ft, is situated in Fujian province in China, 40 miles from Xiamen City. The manufacturing facility is about 0.60 mile from the Zhangzhou port which offers convenient logistics and transports of the Company’s finished products.

Alan Li, Chief Executive Officer of CTDC, commented, “We are excited that the completion of the purchase marks another major milestone for the Company to ramp up the installation of our production lines. We believe CMDZ has what we need to continue to grow our business. The facility is well-located in a valuable and expanding area which offers excellent transportation systems, and the necessary infrastructure to support our business. It is an ideal location in China for our network of suppliers and as a central location for all of our future customers across the country.”

About CTDC:
CTDC is a provider of renewable energy solutions and network security focusing on the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.